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                                                                      EXHIBIT 12
                             HARTMARX CORPORATION
                      STATEMENT OF COMPUTATION OF RATIOS
                         (in thousands, except ratios)
                                  (unaudited)

                                                         Years Ended November 30,
                                       1989         1990         1991           1992         1993
                                       ----         ----         ----           ----         ----
Net Income per consolidated          $17,410     ($61,545)     ($38,365)     ($220,245)     $6,220
 statement of earnings
Add:
 Income taxes                         10,365      (33,265)      (21,630)        (6,605)        190
 Interest Expense                     28,418       28,952        23,793         21,135      22,869
 Portion of rents representative
  of the interest factor (a)          21,760       23,138        22,825         20,088       9,327
Subtract:
 Undistributed earnings of
  non-consolidated affiliate            (510)       4,903             0              0           0
                                     -------     --------      --------      ---------     -------
  Income as adjusted                 $77,443     ($37,817)     ($13,377)     ($185,627)    $38,606
                                     =======     ========      ========      =========     =======
Fixed Charges:
 Interest expense                    $28,418      $28,952       $23,793        $21,135     $22,869
 Portion of rents representative
  of the interest factor (a)          21,760       23,138        22,825         20,088       9,327
                                     -------     --------      --------      ---------     -------
  Fixed Charges                      $50,178      $52,090       $46,618        $41,223     $32,196
                                     =======     ========      ========      =========     =======
Ratio of earnings to fixed charges      1.54         *             *             *            1.20
                                     =======     ========      ========      =========     =======
* - Coverage shortfall                            $89,907       $59,995       $226,850
                                                 ========      ========      =========

(a) Represents one-third of rent expense which management believes represents a reasonable approximation of the interest component of rent expense.




                             HARTMARX CORPORATION
                 PRO FORMA STATEMENT OF COMPUTATION OF RATIOS
                       FOR YEAR ENDED NOVEMBER 30, 1993
                         (in thousands, except ratios)
                                  (unaudited)

                                                Method 1     Method 2
                                                --------     --------
Income as adjusted, above                        $38,606      $38,606
                                                 -------      -------
Fixed charges, as above                           32,196       32,196

Adjustments:
  Estimated net increase (decrease) in
    interest expense from refinancing             (1,727)       2,066
                                                 -------      -------
Total pro forma fixed charges                    $30,469      $34,262
                                                 =======      =======
Pro forma ratio of earnings to fixed charges        1.27         1.13
                                                 =======      =======

Method 1 represents interest expense as adjusted for the contemplated refinancing including the Notes and the New Credit Facility.

Method 2 represents interest expense as adjusted for the issuance of only the Notes.